Mail Stop 3561

April 4, 2006

Via U.S. Mail

Kevin Cloyd
New Century Mortgage Securities LLC
18400 Von Karman
Irvine, CA 92612

Re: New Century Mortgage Securities LLC
Amendment no. 2 to Registration Statement on Form S-3
Filed March 24, 2006
File No. 333-131231

Dear Mr. Cloyd:

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page references below correspond to the marked copies you provided to us.

General

1. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

2. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity. For example, we note that while you have used the term "issuing entity" in some places, you still refer to the "trust" on the cover of the prospectus supplements and on the cover of your base prospectus. Please revise throughout the filing as appropriate.

Base Prospectus
Derivatives, page 64

3. While we note that in your response to prior comment 7 you confirm that any market value swap contemplated by an offering under the prospectus would be limited to use in transactions with an auction "feature," please revise your disclosure and confirm that the market value swaps contemplated by this offering are limited to use <u>in auctions</u>.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3454 with any other questions.

Regards,

Sara D. Kalin
Branch Chief—Legal

cc: Richard M. Horowitz, Esq.
        Thacher Proffitt & Wood LLP
        Fax: (212) 912-7751